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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 69349

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/19** AND ENDING **12/31/19**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BMS CAPITAL ADVISORY, INC.**

OFFICIAL USE ONLY

_____

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

122 EAST 42ND STREET, SUITE 820

(No. and Street)

NEW YORK	**NY**	**10168**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ONDREJ VESELY   (952) 224-0200

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOULAY PLLP

(Name – *if individual, state last, first, middle name*)

7500 FLYING CLOUD DR	**MINNEAPOLIS**	**MN**	**55344**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROMULO BRAGA _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

BMS CAPITAL ADVISORY, INC. _____ , as

of DECEMBER 31 _____, 20 19 ____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Notary Public

_____
Signature

CHIEF EXECUTIVE OFFICER
_____
Title

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BOULAY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of BMS Capital Advisory, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BMS Capital Advisory, Inc. (the Company) as of December 31, 2019 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Boulay PLLP

Boulay PLLP

We have served as the Company's auditor since 2017.

Minneapolis, Minnesota
February 27, 2020

BMS CAPITAL ADVISORY, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

ASSETS

Cash	$	205,425
Accounts receivable		60,000
Prepaid assets		35,030
Other assets		795
Total assets	$	301,250

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Due to affiliates	$	9,408
Accrued liabilities		17,305
Income taxes payable to affiliate		506
Total liabilities		27,219

Stockholder's equity:

Common stock, no par value — 1,000 shares authorized;		
1,000 issued and outstanding		1,000
Additional paid-in capital		2,027,000
Accumulated deficit		(1,753,969)
Total stockholder's equity		274,031
Total liabilities and stockholder's equity	$	301,250

See notes to statement of financial condition.

BMS CAPITAL ADVISORY, INC.

1. **ORGANIZATION, NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES**

    Organization — BMS Capital Advisory, Inc. (the "Company") is a wholly owned subsidiary of BMS US Holdings, Inc. (the "Parent"). The Company, a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed on August 12, 2013, and was approved by the SEC and FINRA as a broker-dealer on July 29, 2014, whereby the Company commenced operations as a broker-dealer.

    Nature of Operations — Pursuant to the Membership Agreement entered into by the Company and FINRA on July 25, 2014 and amended on August 15, 2019, the Company acts as a broker-dealer engaging in private placement of securities, best efforts underwriting, referring customers to other broker-dealers or hedge funds, mergers & acquisitions, and advisory services.

    The Company is subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). The Company relies on footnote 74 to SEC Release 34-70073, dated July 30, 2013 (Updated November 29, 2018).

    Use of Estimates — The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes for the year presented. Actual results could differ from management's estimates.

    Private Placement Fee Revenues — The private placement transactions generally consist of a single performance obligation that is satisfied and recognized at the point in time on the date in which the proceeds from the sale of units are accepted as that is when the underlying purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer. The transaction price is based on contractually agreed upon fixed commission percentages earned by the Company on the amount of financing received by the customer or based on a fixed amount which is contractually agreed upon by all parties prior to the occurrence of the performance obligation. The transaction price is not subject to significant (or any) variable consideration. Contract modifications could potentially affect the timing of satisfaction of performance obligations, the determination of the transaction price, and the allocation of the price to performance obligations.

    Costs associated with commission transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded and are recorded on a gross basis within operating expenses in the statement of operations as the Company is acting as a principal in the arrangement.

    Cash — As of December 31, 2019, the balance reflected on the statement of financial condition represented cash held at a major United States banking institution.

    Income Taxes — The Company files a consolidated federal income tax return as part of a consolidated group and will also file state income tax returns either on a stand-alone basis or as part of a consolidated group, as required. The Company calculated the provision for income taxes on a stand-alone basis. The Company accounts for income taxes under the asset and liability method under ASC 740, Income Taxes ("ASC 740"), which requires the recognition of deferred tax assets

and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Deferred tax assets are recorded to the extent these assets are more likely than not to be realized. In making such determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations. Valuation allowances are recognized to reduce deferred tax assets if it is determined to be more likely than not that all or some of the potential deferred tax assets will not be realized.

The Company follows ASC 740-10, Income Taxes ("ASC 740-10"), which clarifies the accounting for uncertainty in income taxes recognized in the financial statements. ASC 740-10 provides that a tax benefit from an uncertain tax position may be recognized based on the technical merits when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes. Income tax positions must meet a more likely than not recognition threshold at the effective date to be recognized upon the adoption of ASC 740-10 and in subsequent periods. This standard also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

2. **RELATED PARTY TRANSACTIONS**

The Company and BMS Intermediaries, Inc. (the "Affiliate"), an affiliated entity, have entered into an Expense Sharing Agreement ("ESA"), whereby the Affiliate provides certain management and administrative services.

3. **FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK**

In the normal course of business, the Company maintains bank account with balances that can exceed federally insured limits. To mitigate this risk, the Company maintains its cash balances at large, well-capitalized bank which it monitors. The Company's exposure to credit risk associated with counterparty nonperformance on such financial instruments is limited to the amounts reflected on the statement of financial condition.

4. **INCOME TAXES**

The components of the deferred income tax assets as of December 31, 2019 are as follows:

Deferred tax asset:		
Salaries and other benefits	$	2,100
Federal net operating loss		386,300
State net operating loss carryforward		2,000
Less: valuation allowance		(390,400)
Total	$	-

In assessing the realization of deferred tax assets, the Company's management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company's management considers projected future taxable income and tax planning strategies in making this

assessment. As of December 31, 2019, a valuation allowance of $390,400 has been recognized for deferred tax assets related to federal and state net operating losses (NOL).

Management has evaluated the Company's tax positions and has concluded that the Company has taken no uncertain tax positions that require disclosure in or adjustment to the financial statements.

The Company is no longer subject to U.S. federal income tax examinations for years before 2016, with few exceptions, and is no longer subject to state income tax examinations by tax authorities for years before 2016.

5. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, and may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position, results of its operations or cash flows. As of December 31, 2019, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

6. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1") under the Securities Exchange Act of 1934, which requires that the Company maintain minimum net capital equivalent to the greater of $5,000 or 6-2/3% of aggregated indebtedness, as these terms are defined. At December 31, 2019, the Company had net capital, as defined, of $178,206, which was $173,206 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 15.27% at December 31, 2019.

7. SUBSEQUENT EVENTS

Management has evaluated subsequent events for the Company through the date the financial statements were issued and has concluded that there are no subsequent events relevant for financial statement disclosure.

* * * * * *